Exhibit 12

PHILLIPS 66 PARTNERS LP

Computation of Ratio of Earnings to Fixed Charges

	Millions of Dollars
	Year Ended December 31
	2014	2013*	2012*	2011*
Earnings Available for Fixed Charges
Income before income tax	$125.2	97.2	59.4	63.5
Fixed charges	5.3	0.3	—	—
	$130.5	97.5	59.4	63.5

Fixed Charges
Interest and expense on indebtedness	$5.3	0.3	—	—
	$5.3	0.3	—	—
Ratio of Earnings to Fixed Charges	24.6	325.0	N/A	N/A
*Prior-period financial information has been retrospectively adjusted for the acquisition of the Bayway and Ferndale rail racks.